SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                            SCHEDULE 13E-4/A-1
                       ISSUER TENDER OFFER STATEMENT
                        (Pursuant to Section 13(e)(1)
                      of the Securities Exchange Act of 1934)
                               (Amendment No. 1)
                               (Final Amendment)

                               UNISYS CORPORATION
                   (Name of the Issuer and Person Filing Statement)

                   8 1/4% Convertible Subordinated Notes due 2006
                          (Title of Class of Securities)

                                  909214 AZ 1
                      (CUSIP Number of Class of Securities)

                                Harold S. Barron
                Senior Vice President, Secretary and General Counsel
                               Unisys Corporation
                    Township Line and Union Meeting Roads
                       Blue Bell, Pennsylvania  19424
                                (215) 986-5299

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications
                      on Behalf of Person Filing Statement)

                                  Copies to:

Nancy S. Sundheim, Esquire                      Gary L. Sellers, Esquire
Unisys Corporation                              Simpson Thacher & Bartlett
Township Line and Union Meeting Roads           425 Lexington Avenue
Blue Bell, Pennsylvania  19424                  New York, New York  10017

                                November 7, 1997
                      (Date Tender Offer First Published,
                       Sent or given to Security Holders)


Item 4.    INTEREST IN SECURITIES OF THE ISSUER.

     On December 8, 1997, the Company was advised by the Conversion Agent that $271,181,000 in principal amount of the 2006 Notes were validly tendered prior to the expiration of the Conversion Offer. Upon the expiration of the Conversion Offer on such date, the Company accepted all of such $271,181,000 in principal amount of the 2006 Notes validly tendered for conversion pursuant to the Conversion Offer.

Item 9.    MATERIAL TO BE FILED AS EXHIBITS.

           (a)8 Text of Press Release issued by the Company on December 9, 1997.




                                SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     UNISYS CORPORATION




Dated: December 9, 1997               By:  /s/ Lawrence A. Weinbach
                                               ----------------------
                                                Lawrence A. Weinbach
                                                Chairman, President and
                                                Chief Executive Officer




Exhibit (a)8


News Release
Unisys Corporation
PO Box 500
Blue Bell PA 19424 0001



Contact: Jim Kerr, Unisys, 215-986-5795 Internet:jimkerr@unn.unisys.com


 UNISYS ACCEPTS $271 MILLION of 8 1/4%, YEAR 2006 NOTES FOR CONVERSION UNDER SPECIAL OFFER

Conversion brings total debt reduction to $616 million since October

BLUE BELL, PA, DECEMBER 9, 1997 -- Unisys Corporation today announced that it had accepted $271.2 million of its 8 1/4%, year 2006 convertible notes tendered for conversion into common stock under its previously announced
special offer, which expired yesterday.   The conversion follows an earlier
conversion of $345 million of 8 1/4%, year 2000 notes into common stock in October.

"We are extremely pleased with the response to this offer," said Unisys
 Chairman, President, and CEO Lawrence A. Weinbach. "With these two conversions, we have reduced our long-term debt by $616 million and slashed our annual cash payment requirements for interest expense by more than $50
 million.   With these actions, we are well on our way toward achieving our goal of reducing our debt by at least $1 billion by the year 2000."

Under the offer, holders whose notes were accepted for conversion will receive approximately 145 shares of Unisys common stock and a cash premium of
$155 plus accrued interest for each note.   Based on the $271.2 million of
notes accepted for conversion, the company said it will take a one-time charge against net income in the fourth quarter of approximately $42.5 million to cover the cost of the special offer and will issue an additional
39.4 million shares of common stock, bringing the total number of common shares outstanding to approximately 249 million.  The company said the issuance of these additional shares will not impact diluted earnings per share in 1998 since the additional shares would have already been included in this calculation.
###
RELEASE NO.: 1297/6384

Unisys is a registered trademark of Unisys Corporation.